
08028786

UNITED STATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

SEC FILE NUMBER
8- 034176

### FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/2007_____ AND ENDING _____12/31/2007_____
                                          MM/DD/YY                           MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:   Periculum Advisors, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

111 Monument Circle, Suite 1022
                                     (No. and Street)

Indianapolis,              IN                          46204
      (City)                  (State)                 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN **REGARD TO THIS REPORT**
   Robert Shortle                                              (317) 636-1800
                                                        (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

   Price & Gartrell, P.C.
                    (Name — if individual, state last, first, middle name)

8465 Keystone Crossing, Ste 195  Indianapolis, IN      46240
      (Address)                    (City)              (State)      (Zip Code)

CHECK ONE:

■ Certified Public Accountant
☐ Public
☐ Accountant not resident in United States or any of its possessions.

**PROCESSED**

**MAR 1 4 2008**

**THOMSON FINANCIAL**

| FOR OFFICIAL USE ONLY |
|---|
|  |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

I, Robert Shortle , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Periculum Advisors, LLC , as
of December 31 , 20 07 , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
-   (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
-   (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
    Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
-   (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
    consolidation.
- ☑ (l) An Oath or Affirmation.
-   (m) A copy of the SIPC Supplemental Report.
-   (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PERICULUM ADVISORS, LLC
FINANCIAL STATEMENT

DECEMBER 31, 2007

## CONTENTS

# PRICE & GARTRELL, P.C.

Board of Directors
Periculum Advisors, LLC
Indianapolis, Indiana

## Independent Auditor's Report

We have audited the accompanying statement of financial condition of Periculum Advisors, LLC as of December 31, 2007, and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We have conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial condition of Periculum Advisors, LLC. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained on page 8 through 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a – 5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PRICE & GARTRELL, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

February 8, 2008

Stephen D. Price, C.P.A.                    Frank T. Crislip, Jr., C.P.A.
H. Lynn Gartrell, C.P.A.                    Jason C. Lowe, C.P.A.

8465 KEYSTONE CROSSING, SUITE 195 • INDIANAPOLIS, INDIANA 46240
(317) 257-4100 • FAX (317) 205-7005 • EMAIL pgpc@pricegartrell.com

PERICULUM ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

CURRENT ASSETS
Cash and cash equivalents     $     193,896
Accounts receivable     46,856

TOTAL ASSETS     $     240,752

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES
Accounts payable-affiliate     $     7,783
Accured expenses     3,500
MEMBER'S EQUITY
Paid in capital     6,051
Retained earnings     223,418
    Total Member's Equity     229,469

TOTAL LIABILITIES AND MEMBER'S EQUITY     $     240,752

See accompanying notes to financial statements.

# PERICULUM ADVISORS, LLC
## STATEMENT OF OPERATIONS AND CHANGES IN MEMBER'S EQUITY
## FOR THE YEAR ENDED DECEMBER 31, 2007

| | | |
|---|---|---:|
| **REVENUES** | | |
| Placement fees | $ | 71,927 |
| NASD distribution | | 35,000 |
| Interest income | | 1,753 |
| | | 108,680 |
| | | |
| **OPERATING EXPENSES** | | |
| Bank charges | | 252 |
| Communications | | 756 |
| Compensation | | 33,073 |
| Computers/Printers | | 10 |
| Employee Benefits | | 8,546 |
| Database services | | 1,413 |
| Dues & subscriptions | | 633 |
| Insurance | | 384 |
| Lease charges | | 317 |
| Office expenses | | 1423 |
| Postage | | 354 |
| Professional fees | | 7,055 |
| Regulatory fees | | 2,870 |
| Rent | | 4,891 |
| Travel & entertainment | | 1,418 |
| | | |
| Total operating expenses | | 63,395 |
| | | |
| **NET INCOME** | $ | 45,285 |

PERICULUM ADVISORS, LLC
STATEMENT OF MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

| | | |
|---|---|---:|
| Balance at January 1, 2007 | $ | 184,184 |
| Net income | | 45,285 |
| Distributions | | - |
| Balance at December 31, 2007 | $ | 229,469 |

PERICULUM ADVISORS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

**Cash Flows From Operating Activities:**

| | | |
|---|---|---:|
| Net income | $ | 45,285 |
| Adjustment to reconcile net income to net cash provided by operating activities: | | |
|     Change in accounts receivable | | (21,856) |
|     Change in accounts payable and accured liabilities | | (100,508) |
|         Net cash provided by operating activities | | (77,079) |
| **Net Increase in Cash And Cash Equivalents** | | (77,079) |
| **Cash And Cash Equivvalents At Beginning Of Year** | | 270,975 |
| **Cash And Cash Equivalents At End Of Year** | $ | 193,896 |

Periculum Advisors, LLC (the Company) is a registered securities borker/dealer and is a member of the Financial Industry Regulatory Authority (FINRA). The Company has one location in Indianapolis, Indiana and serves clients primarily in the surrounding region. The primary business purpose is the provide advisory services relating to corporate merger and general corporate advisory serives. The Company's fiscal year ends December 31.

## CASH AND CASH EQUIVALENTS
For purposes of the statement of cash flows any highly liquid debt instruments with an original maturity of three months or less are considered to be cash equivalents.

## ACCCOUNTS RECEIVALE
Accounts receivable are uncollateralized obligations arising primarily from consulting services and are stated at invoice amount or amount earned and due. No interest is charged on past due accounts. The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of amounts that will not be collected. The allowance for doubtful accounts is based on management's assessment of the collectibility of specific accounts. At December 31, 2007, management believes all accounts receivable are fully collectible.

## USE OF ESTIMATES IN THE FINANCIAL STATEMENTS
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ form those estimates.

## INCOME RECOGNITION
Fees from advisory services relating to corporate merger and acquisition activities and fees for the private placement of debt and equity financings are generally contingent in nature and are recognized at funding of the transactions. Fees for general corporate advisory services are recognized at the time such services are rendered.

## INCOME TAXES
The Company is treated as a partnership for income tax purposes. Therefore, no provision has been made for federal or state income taxes in the accompanying financial statements.

## NOTE 1 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital
rule (SEC Rule 15c3-1), Under this rule, the Company is required to maintain "net capital"
equivalent to $5,000 or 6.67% of "aggregate indebtedness", whichever is greater, as these terms
are defined. As of December 31, 2007, the net capital was $182,613.

Net capital and aggregate indebtedness change from day-to-day, but at December 31, 2007 the
Company had excess net capital of $177,613. Compliance with the net capital rule can have the
effect of restricting the payment of cash dividends.

## NOTE 2 – RELATED PARTY TRANSACTIONS

The Company shares office space with its member, Periculum Capital Company, LLC, and
routinely reimburses its member for expenses paid on behalf of the Company. During 2007, the
Company accrued $52,854 for expenses allocated to the Company in accordance with the cost
allocation policy between the Company and the member for expenses paid on behalf of the
Company during 2007. As of December 31, 2007 $7,783 was due to the member and is
reflected in accounts payable.

# PERICULUM ADVISORS, LLC
## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
## OF THE SECURITIES AND EXCHANGE COMMISSION
### DECEMBER 31, 2007

| NET CAPITAL | | |
|---|---|---:|
| Total Member's Equity | | 229,469 |
| Non-allowable assets | | (46,856) |
| | | |
| Net capital before haircuts on securities positions | | 182,613 |
| | | |
| Haircuts on securities | | - |
| | | |
| Net capital | | 182,613 |
| | | |
| AGGREGATE INDEBTEDNESS | $ | 11,283 |

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | | |
|---|---|---:|
| Minimum net capital required | $ | 5,000 |
| Net Capital | | 182,613 |
| EXCESS NET CAPITAL | $ | 177,613 |

PERICULUM ADVISORS, LLC
RECONCILIATION OF AUDITED COMPUTATION OF
NET CAPITAL WITH THE CORRESPONDING UNAUDITED COMPUTATION
DECEMBER 31, 2007

| | | |
|---|---|---:|
| NET CAPITAL, as reported in Part II of the Company's | | |
| (Unaudited) FOCUS report | $ | 178,820 |
| Plus allocated expenses | | 3,793 |
| | | |
| NET CAPITAL PER AUDIT | | 182,613 |

PERICULUM ADVISORS, LLC
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2007


Broker-dealer is exempt from Rule 15c3-3. There were no security transactions during fiscal 2007.

# PRICE & GARTRELL, P.C.

To the Board of Directors of
Periculum Advisors, LLC
Indianapolis, Indiana

In planning and performing our audit of the financial statements of Periculum Advisors, LLC, as of and for the year ended December 31, 2007, in accordance with auding standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Companies internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1.  Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2.  Making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by rule 17a-13
3.  Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4.  obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fullfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

| | |
|---|---|
| Stephen D. Price, C.P.A. | Frank T. Crislip, Jr., C.P.A. |
| H. Lynn Gartrell, C.P.A. | Jason C. Lowe, C.P.A. |

8465 KEYSTONE CROSSING, SUITE 195 • INDIANAPOLIS, INDIANA 46240
(317) 257-4100 • FAX (317) 205-7005 • EMAIL pgpc@pricegartrell.com

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a contrl does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or comvination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify and deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.

PRICE & GARTRELL, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

February 8, 2008

END